February 10, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Great Ajax Corp.

Registration Statement on Form S-11 (SEC File No. 333-201369)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Great Ajax Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 12, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,547 copies of the Preliminary Prospectus dated February 3, 2015 (the “Preliminary Prospectus”).

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
Authorized Signatory

For itself and as representative of the other underwriters named in Schedule II of the Underwriting Agreement.

Signature Page to Acceleration Request